Peak Bio, Inc.

3350 W. Bayshore Rd., Suite 100

Palo Alto, CA 94303

February 14, 2023

VIA EDGAR

Attention:	Jimmy McNamara
Suzanne Hayes

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Peak Bio, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 1, 2023
File No. 333-268801

Ladies and Gentlemen:

This letter sets forth the response of Peak Bio, Inc. (the “Company” or “Peak Bio”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated February 6, 2023 (the “Comment Letter”), with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.

We note your response to comment three and note that your shares are not currently listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB. Therefore, the fixed price at which your selling shareholders can sell their shares pursuant to this registration statement must be disclosed in the registration statement. These shareholders can sell their shares at the market price if the shares are listed on a national securities exchange or are quoted on the OTC Bulletin Board, OTCQX or OTCQB. Please revise your registration statement to disclose this selling price. Please note that if your selling shareholders sell their shares at negotiated prices, they are not relying on the registration statement, please remove the disclosure related to private transactions. Additionally, please explain why White Lion is only able to sell its shares of your Common Stock if it is listed on the Nasdaq Capital Market, the Nasdaq Global Select Market, the Nasdaq Global Market, the New York Stock Exchange or the NYSE American.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the prospectus cover page and pages 7, 185, 195, 198 and 200 of the Amended Registration Statement in response.

Recent Developments, page 98

1.

We note your response to comment three and your disclosure indicating that Nasdaq intends to file a Form 25-NSE Notification of Delisting once all applicable appeal and review periods have expired. Please revise to clarify when the applicable appeal and review periods are schedule to expire and whether you intend to appeal the determination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 8, 66 and F-91 of the Amended Registration Statement in response.

*****

We respectfully request the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please contact Andrew P. Gilbert of DLA Piper LLP (US) at (973) 520-2553 or Scott A. Cowan of DLP Piper LLP (US) at (973) 520-2554 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

PEAK BIO, INC.

By:	/s/ Stephen LaMond
Name: Stephen LaMond
Title: Interim Chief Executive Officer
cc:	Stephen LaMond, Peak Bio, Inc.
Andrew P. Gilbert, DLA Piper LLP (US)
Scott A. Cowan, DLA Piper LLP (US)